

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Eric Palmer
President
Halfmoon Parent, Inc.
c/o Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002

Re: Halfmoon Parent, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 20, 2018
File No. 333-224960

Dear Mr. Palmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2018 letter.

Amendment No. 1 to Form S-4

The Mergers
Background of the Mergers, page 78

1.   We acknowledge your revised disclosure in response to prior comment 9. Please further revise to discuss the difference in views between Express Scripts and Cigna relating to the potential value of the transaction.

Opinion of Lazard Frères & Co. LLC, page 129

2.   We acknowledge your revised disclosure in response to prior comment 15. Please revise to further clarify whether other similar transactions were initially considered but determined not to be included in the analysis, and why.

Material U.S. Federal Income Tax Consequences, page 194

3.   Please remove the statement that this discussion is for general information purposes only. Please also delete the language on page 195 stating that the mergers are "intended" to qualify both as a transaction described in Section 351 and as a reorganization within the meaning of Section 368(a). Investors are entitled to rely on the opinion provided by counsel in this section.

4.   We note counsel's assumption in Exhibit 8.1 that each of the Express Scripts merger and Cigna merger qualifies as a statutory merger under the DGCL. This appears to be a legal conclusion that is necessary to counsel`s tax opinion and therefore should not be assumed. Please provide a revised opinion that removes this assumption or tell us why you believe this assumption is appropriate.

        You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Jenna E. Levine